UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                    Point.360
                       -----------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   730698 10 7
                        --------------------------------
                                 (CUSIP Number)

                  2777 North Ontario Street, Burbank, CA 91504
                            Attention: Alan R. Steel
       ------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 1, 2006
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  730698 10 7
---------  -----------

1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Haig S. Bagerdjian

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

           (a) |_|

           (b) |_|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS) PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) Or 2(e) |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES                 7.   Sole Voting Power               2,970,234
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
                                 8.   Shared Voting Power 0

                                 9.   Sole Dispositive Power          2,970,234

                                10.   Shared Dispositive Power                0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     2,970,234

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         29.5%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                 IN

ITEM 1. SECURITY AND ISSUER

        The class of equity security to which this Statement relates is the common stock, no par value (the "Common Stock") of Point.360, a California corporation (the "Company" or the "Issuer"). The name and address of the principal executive offices of the Company are Point.360, 2777 North Ontario Street, Burbank, CA 91504.

ITEM 2. IDENTITY AND BACKGROUND.

   (a)  The person filing this Statement is Haig S. Bagerdjian.

   (b) The principal business address of Mr. Bagerdjian is 2777 North Ontario Street, Burbank, CA 91504.

   (c) Mr. Bagerdjian's principal occupation is Chairman, President and Chief Executive Officer of the Company. The Company is principally engaged in servicing the post-production and broadcast distribution needs of entertainment studios, advertising agencies, corporations and independent producers. The Company's address is 2777 North Ontario Street, Burbank, CA 91504.

   (d) Mr. Bagerdjian has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) Mr. Bagerdjian was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

   (f)  Mr. Bagerdjian is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        From July 2000 to October 2002, Mr.Bagerdjian used personal funds in the aggregate amount of $817,249 to acquire 530,043 shares at prices ranging from $0.48 to $3.75 per share, and 57,433 shares were acquired between January 2002 and September 2002 in consideration of an agreement by which the Reporting Person guaranteed a margin account of another stockholder. On October 2, 2002, Mr. Bagerdjian acquired an additional 1,436,179 shares from another stockholder for $986,000 in cash and the assumption of liabilities of the other stockholder of approximately $1,671,000. On March 22, 2006, Mr. Bagerdjian used personal funds in the aggregate amount of $220,000 to acquire 100,000 shares at $2.20 per share in aprivate transaction with another stockholder. Since October 2002, Mr. Bagerdjian acquired an additional 202,229 shares for $835,508 in cash at prices ranging from $1.96 to $3.73 per share. In August and September of 2006, Mr. Bagerdjian acquired 305,000 shares from the Issuer by exercising stock options at prices ranging from $1.50 to $1.75 per share, for total consideration of $458,750. Mr. Bagerdjian also acquired 335,000 beneficial shares by grants of stock options between August 2000 and November 2004.

ITEM 4. PURPOSE OF TRANSACTION.

        Mr. Bagerdjian acquired such securities for purposes of investment. Depending upon market conditions and other factors that Mr. Bagerdjian deems material to his investment decision, Mr. Bagerjian may purchase additional shares of Common Stock or other securities of the Issuer in the open market, in private transactions or from the Issuer, or may dispose of all or a portion of the shares of Common Stock or other securities of the Issuer that he now owns or hereafter may acquire. Other than as set forth above, Mr. Bagerjian has no plans or proposals which relate to or would result in:

   (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

   (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

   (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   (e) Any material change in the present capitalization or dividend policy of the Issuer;

   (f) Any other material change in the Issuer's business or corporate structure;

   (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

   (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

   (i)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

   (a) Mr. Bagerdjian is the beneficial owner of 2,970,234 shares of the Common Stock of the Issuer, constituting 29.5% of such class. Mr. Bagerdjian has the right to acquire 335,000 of such 2,970,234 shares pursuant to options that are currently exercisable.

   (b) Mr. Bagerdjian has sole power to vote, direct the vote of, dispose of, and direct the disposition of the shares described in (a) above.

   (c) Reference is made to Forms 4 filed by Mr. Bagerdjian with the Securities and Exchange Commission and Items 3 and 6 of this Form 13D itemizing the terms of stock purchases by Mr. Bagerdjian within the last 60 days, which were open market purchases except as described in Item 3 above.

   (d)  Not applicable.

   (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Nonqualified stock option agreements govern the terms and conditions of options to purchase 335,000 shares.

        Stock Purchase Agreement dated October 2, 2002 between Mr. Bagerdjian and R. Luke Stefanko with respect to the purchase of 1,436,179 shares. On October 2, 2002, Mr. Bagerdjian acquired 1,436,179 shares from Mr. Stefanko, pursuant to which the Reporting Person paid $986,000 in cash and assumed liabilities of Mr. Stefanko of approximately $1,671,000. The total aggregate purchase price of the shares was $2,657,000.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Guaranty of Account agreement among Prudential Securities, Incorporated, Reporting Person and R. Luke Stefanko, pursuant to which Reporting Person received monthly from Mr. Stefanko shares of the Issuer's common stock in consideration for interest on a guaranty. (1)

        Stock Purchase Agreement dated October 2, 2002 between Mr. Bagerdjian and R. Luke Stefanko with respect to the purchase of 1,436,179 shares.
        (2)

-----------------------

   (1) Filed as an exhibit to Reporting Person's Schedule 13D dated March 31, 2002.

   (2) Filed as an exhibit to Reporting Person's Schedule 13D dated October 2, 2002.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date: September 1, 2006


                                    /s/ Haig S. Bagerdjian
                                    ----------------------
                                    Haig S. Bagerdjian